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July 22, 2024

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Beverly Singleton or Andrew Blume

Re:	Turning Point Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K Filed May 2, 2024
File No. 001-37763

Dear Ms. Singleton and Mr. Blume:

This letter confirms that Turning Point Brands, Inc. (the “Company”) has received your letter, dated July 9, 2024 (the “Letter”), and as discussed with Mr. Andrew Blume, the Company intends to respond to the Letter on or before July 31, 2024.

Please don’t hesitate to contact Brett D. Nadritch of Milbank LLP at (212)-530-5301 with any questions.

Sincerely,

/s/ Brett D. Nadritch
Brett D. Nadritch

CC:	Andrew Flynn, Chief Financial Officer
Brittani N. Cushman, General Counsel and Corporate Secretary
Brian Wigginton, Chief Accounting Officer